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02057585

PE 9-1-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

RIMFIRE
MINERALS CORPORATION

RFM:TSXVEN

Suite 700
700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

NEWS RELEASE

September 5, 2002 PR02-14

WILLIAM'S GOLD WORK PROGRAM COMMENCES

VANCOUVER, CANADA: David Caulfield, P.Geo., President and CEO of Rimfire Minerals Corporation (RFM:TSXVEN) reports that field crews have commenced work at the William's Gold Project (formerly the Bill Project) under option to Stikine Gold Corp., a private company. Crews will be conducting a program consisting of IP geophysical surveys, mapping, and prospecting to refine targets for drilling in 2003. Stikine can earn a 70% interest in the project by funding $1.5 million in exploration expenditures over four years and by making staged cash and share payments totalling $175,000 and 150,000 shares. Upon vesting its interest, Stikine must fund annual exploration/engineering programs (minimum $500,000 per year) until completion of a positive feasibility study.

William's Gold, located 290 km north of Smithers, covers two distinct gold-bearing prospects in north-central B.C. Previous work on the property includes 15 drill holes in 1983 and 1984 (totalling 3022 metres) on the T-Bill Prospect yielding multiple vein intersections within altered metavolcanic rocks. Examples of higher-grade mineralization include 2.0 metres of 35.0 g/t gold (Hole 83-2), 4.0 metres of 11.0 g/t gold (Hole 83-6), 1.5 metres of 24.7 g/t gold (Hole 84-5), and 2.0 metres of 24.8 g/t gold (Hole 84-8). Gold mineralization is hosted in quartz-carbonate-sulphide veins, brecciated quartz veins and quartz-muscovite-carbonate-sulphide alteration. Encompassing the high grade intercepts are long intersections (148.7 m of 1.17 g/t gold in Hole 83-2) of disseminated and fracture-controlled mineralization which point to the bulk tonnage potential of the property. Drilling targeted the core of a northeasterly trending structural dome where alteration and veining is controlled both by foliation and steep crosscutting structures. The area of drilling, measuring 500 by 900 metres, lies within a 2100 by 3000 metre gold (>100 ppb) and arsenic (>200 ppm) soil geochemical anomaly. Soil sampling in 2001 expanded the anomaly by 200 metres to the north and 450 metres to the west.

In related news, the TSX Venture Exchange Bulletin dated August 30, 2002 incorrectly reported the details of its acceptance of a purchase agreement dated June 25, 2002, pertaining to the William's Gold property. The correct details are as follows: Rimfire has purchased of one of the two underlying vendor's interest in the William's Gold Property for 75,000 common shares. The shares issued pertaining to this purchase are subject to a four-month hold period, expiring December 31, 2002. Rimfire can now earn the remaining 50% interest in the property from the underlying vendor by completing staged cash and share payments totalling $32,500 and 75,000 common shares by December 31, 2004. Rimfire's interest will be subject to a 1.25% net smelter royalty of which 0.75% can be purchased for $1 million. Rimfire must also issue 50,000 common shares upon commencement of commercial production.

Rimfire Minerals is a well-financed junior explorer with a strong portfolio of gold exploration projects in northern Canada and Alaska. Rimfire leverages exploration and maximizes exposure to discovery opportunities by having partners fund exploration. Since January of this year, Rimfire has signed five property agreements with companies including Barrick Gold Corporation, AngloGold (U.S.A.) and junior companies Stikine Gold Corp. and First Au Strategies Inc. Management expects to see exploration conducted on six projects by year-end, five of which will be funded by partners. For information regarding any of Rimfire's projects, please call David Caulfield or Jason Weber at (604) 669-6660 or send an email to info@rimfire.bc.ca.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
August 30, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
September 5, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

Rimfire has purchased of one of the two underlying vendor's interest in the William's Gold Property for 75,000 common shares.

Item 5 **Full Description of Material Changes:**

Rimfire has purchased of one of the two underlying vendor's interest in the William's Gold Property for 75,000 common shares. The shares issued pertaining to this purchase are subject to a four-month hold period, expiring December 31, 2002. Rimfire can now earn the remaining 50% interest in the property from the underlying vendor by completing staged cash and share payments totaling $32,500 and 75,000 common shares by December 31, 2004. Rimfire's interest will be subject to a 1.25% net smelter royalty of which 0.75% can be purchased for $1 million. Rimfire must also issue 50,000 common shares upon commencement of commercial production. .

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**
Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	**Henry J. Awmack, Chairman** 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9 **Statement of Senior Officer:**
The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of September, 2002.

RIMFIRE MINERALS CORPORATION

"HENRY J. AWMACK"

Henry J. Awmack
Chairman

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date September 10, 2002

By: ______________________
Henry J. Awmack, Director